Marizyme, Inc.
555 Heritage Drive, Suite 205
Jupiter, Florida 33458

October 12, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller
Laura Crotty

Re:	Marizyme, Inc.
Registration Statement on Form S-1
Filed July 18, 2023
File No. 333-273308

Ladies and Gentlemen:

We hereby submit the responses of Marizyme Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 21, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 filed on July 18, 2023 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1 filed July 18, 2023

General

1.	We note that you are registering the resale of up to 754,670,238 shares of common stock. However, we note from your disclosure on page 2 that you currently have 300,000,000 shares of common stock authorized at this time. Please either revise so that the volume of common stock registered in the resale offering does not exceed the number of shares of common stock that remain available for issuance at the time you anticipate having the registration statement declared effective or revise to update your disclosure once the Capital Event Amendment referenced on page 2 has been approved by your stockholders. For guidance, refer to Staff Legal Bulletin No. 19 Section II.B.1.a.

Response: On August 9, 2023, a special meeting of the stockholders of the Company was held to consider and vote on, among other proposals, a proposal to approve an amendment to the Company’s articles of incorporation, as amended to date (the “Articles of Incorporation”), to increase the total number of shares of authorized common stock from 300,000,000 to 2,000,000,000 (the “Capital Event Amendment”). A total of 31,429,597 shares of common stock, representing approximately 69.28% of the 45,366,760 aggregate shares outstanding and eligible to vote, were represented in person or by valid proxies at the meeting, constituting a quorum. The affirmative vote of a majority of the shares present in person or represented by proxy at the meeting was required to approve the Capital Event Amendment. At the meeting, 22,817,989 shares of common stock, representing approximately 72.6% present in person or represented by proxy at the meeting, voted for the Capital Event Amendment. As a result, the Capital Event Amendment was approved by the stockholders. The Capital Event Amendment became effective immediately upon the filing of a Certificate of Amendment to the Articles of Incorporation with the Secretary of State of the State of Nevada on August 16, 2023.

The Registration Statement has been updated to disclose the approval of the Capital Event Amendment by the stockholders of the Company. In addition, an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the Registration Statement has been filed as Exhibit 5.1 to the Registration Statement pursuant to Item 601(b)(5)(i) of Regulation S-K.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (561) 935-9955 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Marizyme, Inc.

By:	/s/ David Barthel
David Barthel
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.